

Wyoming Secretary of State
State Capitol Building, Room 110
200 West 24th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

Ed Murray, WY Secretary of State
FILED: 06/17/2015 10:58 AM
ID: 2015-000689095

Profit Corporation
Articles of Incorporation

1. Corporation name:

Media Assets Group, Inc

2. Name and physical address of its registered agent:
*(The registered agent may be an individual resident in Wyoming, a domestic or foreign entity authorized to transact business in Wyoming, having a business office identical with such registered office. **The registered agent must have a physical address in Wyoming.** A Post Office Box or Drop Box is not acceptable. If the registered office includes a suite number, it must be included in the registered office address.)*

Mountain Business Center LLC, 690 S Highway 89, Suite 200, Jackson, WY 83001

3. Mailing address of the corporation:

308 N Sycamore Ave. #104, Los Angeles, CA 90036

4. Principal office address:

308 N Sycamore Ave. #104, Los Angeles, CA 90036

5. Number and class of shares the corporation will have the authority to issue:

50,000,000 Preferred shares at .001 par value
500,000,000 Common shares at .001 par value

6. Incorporators (*list names and addresses of each incorporator*):

Jonathan Bextel
PO Box 12200
690 S Highway 89, Suite 200
Jackson, WY 83002

P-ArticlesIncorporation - Revised 11/2012

7. Execution (*all incorporators must sign*):

Signature: _____

Print Name: Jonathan Bextel

Date: 06/09/2015
(mm/dd/yyyy)

Signature: _____

Print Name: _____

Date: _____
(mm/dd/yyyy)

Signature: _____

Print Name: _____

Date: _____
(mm/dd/yyyy)

Contact Person: Jonathan Bextel

Daytime Phone Number: (307) 739-3940   Email: rebecca@mountainbusinesscenter.com



Wyoming Secretary of State
State Capitol Building, Room 110
200 West 24ᵗʰ Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

Consent to Appointment by Registered Agent

I, | Mountain Business Center LLC |, registered office located at
(name of registered agent)

| 690 S Highway 89, Suite 200, Jackson, WY 83001 |
voluntarily consent to serve

* *(registered office physical address, city, state & zip)*

as the registered agent for | Media Assets Group, Inc |
(name of business entity)

I hereby certify that I am in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

Signature: _____ **Date:** | 06/09/2015 |
(Shall be executed by the registered agent.) _____ *(mm/dd/yyyy)*

Print Name: | Jonathan Bextel | Daytime Phone: | (307) 739-3940 |

Title: | Registered Agent | Email: | rebecca@mountainbusinesscenter.com |

Registered Agent Mailing Address
(if different than above): | PO Box 12200, Jackson, WY 83002 |

---

*If this is a new address, complete the following:

Previous Registered Office(s): | |

I hereby certify that:
- After the changes are made, the street address of my registered office and business office will be identical.
- This change affects every entity served by me and I have notified each entity of the registered office change.
- I certify that the above information is correct and I am in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

Signature: _____ **Date:** | |
(Shall be executed by the registered agent.) *(mm/dd/yyyy)*

<u>Checklist</u>
☐ Submit one **originally signed** consent to appointment and one exact photocopy.

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD F. MURRAY, III, SECRETARY OF STATE of the STATE OF WYOMING, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

Media Assets Group, Inc

Accordingly, the undersigned, by virtue of the authority vested in me by the law, hereby issues this Certificate.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **17th** day of **June**, **2015**.





Secretary of State

By: _____ Dave Barker

Filed Date: 06/17/2015

WYOMING SECRETARY OF STATE
OFFICIAL RECEIPT
Thank you for your payment!

Amount Paid: **$100.00**

Receipt #: **850642**

Receipt Date: **June 17, 2015**

Processed By: **DAVE . BARKER**

Corp #: **2015-000689095**

```
┌─────────────────────────────┐
│  DO NOT PAY!                │
│  THIS IS NOT A BILL.        │
└─────────────────────────────┘
```

Mountain Business Center
PO Box 12200
Jackson, WY 83002

Payment	Reference	Amount
CHECK	3137	100.00
TOTAL PAYMENT		**$100.00** ✓

Description of Charges	Invoice #	Sec. File #	Quantity	Unit Price	Total
CFD - Corporation Filing - Domestic			1	100.00	100.00
TOTAL CHARGES PAID					**$100.00** ✓

In Reference To:

Media Assets Group, Inc

Comments:

SECRETARY OF STATE
State Capitol, 200 W. 24th St.
Cheyenne, WY 82002-0020

PAD or Billing Questions?
(307) 777-5343
SOSAdminServices@wyo.gov

Page   1 of 1